Exhibit (i)(1)
December 31, 2007
Calamos Investment Trust
2020 Calamos Court
Naperville, Illinois 60563
Ladies and Gentlemen:
     We have acted as counsel for Calamos Investment Trust (the “Trust”) in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of an indefinite number of Class A shares, Class B shares and Class C shares of beneficial interest (the “Shares”) of Calamos Government Money Market Fund, a series of the Trust (the “Fund”) in post-effective amendment no. 57 to the Trust’s registration statement no. 33-19228 on Form N-1A (the “Registration Statement”).
     In this connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate and other records, certificates, and other papers as we deemed it necessary to examine for the purpose of this opinion, including the Third Amended and Restated Agreement and Declaration of Trust, as amended (the “Trust Agreement”), and by-laws of the Trust, as amended, actions of the board of trustees of the Trust authorizing the issuance of the Shares and the Registration Statement. In addition, we have assumed that the Shares will be issued and sold for cash or other good and valuable consideration in accordance with the terms and conditions set forth in the Trust’s prospectus and statement of additional information relating to the Shares as they are in effect from time to time and that ownership of the Shares will be duly recorded in the books of the Trust.
     Based on such examination, we are of the opinion that the Shares, when issued and sold, will be validly issued, fully paid and non-assessable by the Trust.
     The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust or the Fund. However, the Trust Agreement disclaims shareholder liability for acts or obligations of the Trust and the Fund and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Trust or the trustees of the Trust. The Trust Agreement provides for indemnification out of the property of the Fund for all loss and expense of any shareholder of the Fund held personally liable for the obligations of the Trust or the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations.

     In giving this opinion, we have relied upon the opinion of Goodwin Procter LLP dated December 31, 2007, a copy of which is attached hereto, and have made no independent inquiry with respect to any matter covered by such opinion.
     We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under section 7 of the Act.

Very truly yours,

/s/ Bell, Boyd & Lloyd LLP